

04004468

SECURITI[ES]   [COMMI]SSION
Washington,

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 42156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED FEB 23 2004 155 SECTION

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    STEVEN R. JACOBSON, B/D

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    2600 NETHERLAND AVENUE, APT. 520

                              (No. and Street)

    RIVERDALE, NEW YORK   10463

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    STEVEN R. JACOBSON   (718) 884-8060

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    GREENE, ARNOLD G., CPA

                              (Name – if individual, state last, first, middle name)

    866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

PS 3/19

OATH OR AFFIRMATION

I, __STEVEN R. JACOBSON__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__STEVEN R. JACOBSON, B/D__ , as
of __DECEMBER 31,__ , 20__03__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____   _____

_____   _____

_____   _____
New York   Signature
February 3, 2004

_____   PROPRIETOR
MARTIN LERNER   Title
Notary Public, State of New York
No. 01LE4600346
Qualified in Westchester County
Notary Public   Commission Expires Nov. 30, 2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN R. JACOBSON, B/D

REPORT

FORM X-17A-5

DECEMBER 31, 2003

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

STEVEN R. JACOBSON, B/D

CONTENTS

DECEMBER 31, 2003

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

866 UNITED NATIONS PLAZA

NEW YORK, N.Y. 10017

—

(212) 751-6910

FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Sole Proprietor of

STEVEN R. JACOBSON, B/D

I have audited the accompanying statement of financial condition of Steven R. Jacobson, B/D as of December 31, 2003 and the related statements of income and expenses, changes in capital account, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steven R. Jacobson, B/D as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Arnold G. Greene

February 16, 2004

STEVEN R. JACOBSON, B/D

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets:

Cash	$ 8,594
Total assets	$ 8,594

OWNERSHIP EQUITY

Capital	$ 8,594
Total capital	$ 8,594

See notes to financial statements.

2

STEVEN R. JACOBSON, B/D

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:

Fee income		$ 5,000
Interest		83
	Total revenue	5,083

Expenses:

Salary of owner		4,500
	Net income	$ 583

See notes to financial statements.

3

STEVEN R. JACOBSON, B/D

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Resources provided:

    Net income $ 583

Resources applied: -0-

Increase   583

Cash - January 1, 2003   8,011

Cash - December 31, 2003 $ 8,594

See notes to financial statements.

4

STEVEN R. JACOBSON, B/D

STATEMENT OF CHANGES IN CAPITAL ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2003

Capital, January 1, 2003	$ 8,011
Net income	583
Capital, December 31, 2003	$ 8,594

STATEMENT OF CHANGES IS LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2003	$ -0-

See notes to financial statements.

5

STEVEN R. JACOBSON, B/D

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization - Steven R. Jacobson is a broker/dealer registered with the National Association of Securities Dealers (NASD) and conducts its business as a sole proprietorship. The Proprietorship is not a taxpaying entity for purposes of federal and state income taxes; however, any income or loss from the proprietorship is reported on the proprietor's individual federal and state tax return.

2. The following supplementary information is submitted:

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $8,594 In January, 2004, the company filed part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $8,594.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

STEVEN R. JACOBSON, B/D

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003

Capital		$ 8,594
Less: non-allowable assets		-0-
Net capital		**8,594**
Greater of:		
Minimum dollar net capital required	$ 5,000	
OR		
Minimum net capital required: (6 2/3% of aggregate indebtedness 0)	$ 0	5,000
Excess net capital		**$ 3,594**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 0
Percentage of aggregate indebtedness to net capital	0

See notes to financial statements.

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*No material differences existed at the time of computation.

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
—
(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Sole Proprietor of

Steven R. Jacobson, B/D

I have examined the financial statements of Steven R. Jacobson, B/D, for the year ended December 31, 2003 and have issued my report thereon dated February 16, 2004. As part of my examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or

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other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2003, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 16, 2004

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